

LOMBARDI FOODS

FOOD, FAMILY & FUN!

A FAMILY TRADITON: RECIPES WITH HEART

Food is more than just a meal - it's a bonding experience that brings everyone closer together.

Growing up in the Bronx, my Mom and Grandmother instilled in me a genuine passion and love for real old-world Italian cooking! That's a tradition I continue with my daughter today.

Our brand message is to bring families back to the dinner table and inspire future generations to keep these traditions and values alive and well.

Our goal is to build an authentic Italian/American brand, made up of great tasting sauces, olive oils and cheeses that bring time-honored Italian dishes into your home, without spending all day in the kitchen, like my family.



ALWAYS THE HIGHEST QUALITY INGREDIENTS

Our Family recipes have stood the test of time by always using the highest quality ingredients to ensure that flavor is never compromised.





Three generations of authentic Italian cuisine

U.S. MARKET OPPORTUNITY

- The global pasta sauce market accounted for 33 billion in 2018 and is expected to reach 52.26 billion by 2025

- 221.36 million Americans used tomato sauce in 2019

- North America dominates the pasta sauce market globally, with nearly 40% of the total global pasta consumption

- Tomato sauce holds the highest market and recorded a revenue of nearly 15 billion annually

221 million

Household usage in the US

$33 billion

Expenditure on pasta sauce



Target Customer Segment

Young Families



Easy and fun to cook!

Busy Families



The sauces are quick time-savers

Healthy Families



Our fresh ingredients makes eating healthy delicious



LOUIS LOMBARDI

Louis is best known for the hit television series "24" as the lovable computer systems analyst, Edgar Stiles and his recurring role on "The Sopranos" playing federal agent, Skip Lipari. Other television credits include "Entourage" as well as: "CSI," "CSI: NY," "Monk" and the new "Hawaii 5-0."

In 1993, Lombardi co-starred in the Sundance Film Festival's Grand Jury Prize Nominee "Amongst Friends" directed by Rob Weiss (Entourage, Ballers). His performance garnered the attention of director Oliver Stone and led to his role in "Natural Born Killers."

A film festival favorite, Lombardi is also well known for the cult hit, "Doughboys." Shot on location at the 100 year old landmark Conti's Bakery in his hometown of the Bronx, this slice-of-life-drama was written, directed and starred Louis, Vincent Pastore and Mike Starr.

Lombardi recently starred and Executive Produced the Amazon series "The Neighborhood," a New York 1980s gangster story. He's also featured in, "Finding Steve McQueen," which starred Travis Fimmel and Forest Whitaker and headlined the film "Clover," which stars Chazz Palminteri and Ron Perlman.